Power Technology, Inc.
                         109 N Post Oak Lane, Suite 422
                                Houston, TX 77024

                                   May 5, 2005

Thomas A. Jones, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Power Technology, Inc.
                           Application to withdraw Form SB-2 registration statement originally filed on November 5, 2004 File No. 333-120268

Dear Mr. Jones:

         Power Technology, Inc. (the "Company") hereby submits this application to withdraw its Form SB-2 registration statement (File No. 333-120268) originally filed on November 5, 2004, consistent with Rule 477 under the Securities Act of 1933, as amended (the "Act") on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

         The Company respectfully requests the withdrawal of its Form SB-2 registration for business reasons.

         No securities have been sold in connection with the proposed offering described in the Company's Form SB-2 registration statement (File No. 333-120268).

         The Company may determine to undertake private offerings in the future in reliance on Rule 155(c) promulgated under the Act.

         The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use consistent with Rule 429.

         If you have any questions with respect to this letter, please call Stephen A. Zrenda, Jr., counsel to the Company, at 405.235.2111.

         Therefore, the Company respectfully requests the withdrawal of its Form SB-2 registration statement.

                                         Very truly yours,

                                         Power Technology, Inc.


                                         By: /s/ Bernard J. Walter
                                             --------------------------------
                                                 Bernard J. Walter, President